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Confidential	January 25, 2022

Ms. Alexandra Barone

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         BIT Mining Limited (CIK No. 0001517496)

Response to the Staff’s Comments on

Amendment No.6 to the Registration Statement on Form F-3 (Registration No. 333-258329)

Filed on January 7, 2022

Dear Ms. Barone and Mr. Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 20, 2022 on the Company’s Amendment No.6 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on January 7, 2022 (the “Amendment No.6”). Concurrently with the submission of this letter, the Company is filing with the Commission the Amendment No.7 to the Registration Statement (the “Amendment No.7”) and certain exhibits via EDGAR for Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.7 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.7. To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.7, marked to show changes to the Amendment No.6, and two copies of the submitted exhibits. We appreciate your prompt review of this Amendment no.7.

Our Company, page 5

1.	We note your response to prior comment 2 and your statement that, other than Bitcoin, Ethereum and Dogecoin, you do not mine or hold any other type of cryptocurrencies that represents greater than 1% of the Company’s total assets as of September 30, 2021. Please disclose a complete list of all mined digital assets and identify each specific digital asset, other than Bitcoin, Ethereum, and Dogecoin, that you hold that represents greater than 1% of your total assets, in each case as of the date of the prospectus.

The Company respectfully advises the Staff that its cryptocurrency mining business focuses on mining Bitcoin and Ethereum, and the Company receives various other types of digital assets, primarily consisting of Bitcoin, Ethereum and Dogecoin, as commissions from its mining pool operation. As of the date hereof, the Company holds Bitcoin, Ethereum and Dogecoin, which are the only digital assets each accounts for more than 1.0% of the Company’s total assets (unaudited) as of December 31, 2021. These three specific digital assets in the aggregate account for less than 12.0% of the Company’s total assets (unaudited) as of December 31, 2021. The other digital assets the Company holds as of the date hereof collectively represent less than 2.0% of the Company’s total assets (unaudited) as of December 31, 2021, with no single digital asset (excluding Bitcoin, Ethereum and Dogecoin) held as of the date hereof individually representing more than 1.0% of the Company’s total assets (unaudited) as of December 31, 2021. Therefore, the Company believes that a complete list of digital asset holdings does not present material information for the Company’s digital assets portfolio or its cryptocurrency mining operation. The Company respectfully requests not to disclose a complete list of digital asset holdings in the Amendment No.7, other than Bitcoin, Ethereum and Dogecoin, which as of the date hereof individually accounts for more than 1.0% of the Company’s total assets (unaudited) as of December 31, 2021.

The Company further respectfully advises the Staff that the Company regularly compiles its management account at the end of fiscal quarter, and therefore, is unable to provide its total assets as of the date of the prospectus without incurring substantial costs. The Company respectfully requests to use its total assets (unaudited) as of December 31, 2021 as the denominator to calculate the breakdown of digital assets individually representing greater than 1.0% of the value of its total assets. The Company further confirms that as of the date hereof, other than Bitcoin, Ethereum and Dogecoin, the Company does not hold any other type of cryptocurrencies that individually represents greater than 1.0% of the value of its total assets (unaudited) as of December 31, 2021.

In response to the Staff’s comment, the Company has updated the disclosure on page 6 of the Amendment No.7.

Rule 418 and Rule 12b-4 Request

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, we are providing certain additional information to the Staff on a supplemental basis only (the “Supplemental Information”) and is not to be filed with or deemed part of the Amendment No. 7.

Pursuant to Rule 418(b) and Rule 12b-4, we hereby request on behalf of the Company that the Supplemental Information be returned to the undersigned or destroyed promptly following completion of the Staff’s review of the Supplemental Information.

***

If you have any questions regarding the Amendment No. 7 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation